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April 27, 2006		Writer’s Direct Contact 858.720.7912 njensen@mofo.com

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Catcher Holdings, Inc.
Registration Statement on Form SB-2

Ladies and Gentlemen:

On behalf of Catcher Holdings, Inc. (the “Company”) we are transmitting for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), the Company’s Registration Statement on Form SB-2 relating to the proposed resale of up to 8,338,292 shares of the Company’s Common Stock by certain selling stockholders.

The filing fee of $2,676.60 has been calculated pursuant to Rule 457(c) under the Act and has been previously paid by the Company in connection with its Registration Statement on Form SB-2 (File No. 333-127077) which was withdrawn on January 3, 2006.

If you have any questions or comments with regard to the foregoing, please do not hesitate to call the undersigned at (858) 720-7912.

Sincerely,

/s/ J. Nathan Jensen

J. Nathan Jensen

Enclosure